October 2, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Attention:	Mr. Jeffrey P. Riedler
Ms. Rose Zukin
Ms. Tabatha Akins
Ms. Mary Mast

Re:	Omeros Corporation
Amendment No. 5 to Registration Statement on Form S-1/A
Filed September 16, 2009 File No. 333-148572
Ladies and Gentlemen:
          On behalf of Omeros Corporation (the “Company”), we respectfully submit this letter in response to the oral comments received from the Staff of the Securities and Exchange Commission on September 25, 2009 relating to the Company’s Amendment No. 5 to Registration Statement on Form S-1/A (File No. 333-148572) filed with the Commission on September 16, 2009. The oral comments were conveyed by Ms. Zukin to Mr. Craig E. Sherman through a voicemail message.
          The Company is concurrently filing via EDGAR Amendment No. 6 to the Registration Statement. For the convenience of the Staff, we are enclosing herewith marked copies, complete with exhibits, of Amendment No. 6.
          In this letter, we have included the topic of each comment received from the Staff in underlined type and have followed each comment with the Company’s response thereto.
Conditional Language in Auditor’s Report
The conditional language set forth in the report of Ernst & Young LLP on page F-2 of the Registration Statement and its related consent on Exhibit 23.1 has been removed as requested by the Staff.

Securities and Exchange Commission
Division of Corporate Finance
October 2, 2009

Free Writing Prospectus Disclosure
As requested by the Staff, the Company has amended pages 25-26 and 107-108 of the Registration Statement to include the disclosure set forth in the free writing prospectus filed by the Company on September 23, 2009.
Summary Compensation Table
The Company has amended the summary compensation table on page 118 of the Registration Statement to include the 2007 compensation data for the named executive officers as requested by the Staff.
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          Please direct your questions or comments regarding this letter or Amendment No. 6 to the Registration Statement to the undersigned or Mark J. Handfelt of this office at (206) 883-2500. Thank you for your assistance.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Craig E. Sherman
Craig E. Sherman, Esq.

Enclosures

cc (w/encl):	Gregory A. Demopulos, M.D.
Omeros Corporation

Mark J. Handfelt, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

James R. Tanenbaum, Esq.
Morrison & Foerster LLP